UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OneMain Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85172J10
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON Springleaf Financial Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 77,617,178
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 77,617,178
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,617,178
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.7% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.	TYPE OF REPORTING PERSON OO

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON FCFI Acquisition LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,437,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,437,500*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.6% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.	TYPE OF REPORTING PERSON OO

*
Solely in its capacity as the holder of 94.6% of the voting membership interests in Springleaf Financial Holdings LLC. AIG Capital Corporation ("ACC") owns 5.4% of the voting membership interests in Springleaf Financial Holdings LLC and has the indirect right to vote and in certain circumstances to cause the disposition of 4,179,678 shares of Common Stock.

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON FIG LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,437,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,437,500*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.6% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.	TYPE OF REPORTING PERSON OO

*
Solely in its capacity as the investment advisor to each of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Coinvestment Fund F) L.P. (collectively, the "FIF V Funds"). The FIF V Funds, collectively, are the 100% owners of FCFI Acquisition LLC.

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON FORTRESS OPERATING ENTITY I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,437,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,437,500*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.6% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.		TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the holder of all the issued and outstanding interests of FIG LLC.

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON FIG Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,437,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,437,500*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.6% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.		TYPE OF REPORTING PERSON CO

*	Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 85172J10
1.	NAME OF REPORTING PERSON Fortress Investment Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 73,437,500*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 73,437,500*
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.6% (based on 134,483,466 shares outstanding as of November 2, 2015)
12.		TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

Item 1.

(a)	Name of Issuer:

The name of the issuer is OneMain Holdings, Inc. (the "Issuer").

(b)	Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at 601 N.W. Second Street, Evansville, IN 47708.

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i)	Springleaf Financial Holdings, LLC, a Delaware limited liability company ("SFH"), directly holds shares of Common Stock of the Issuer reported herein;

(ii)
FCFI Acquisition LLC, a Delaware limited liability company ("FCFI"), holds 94.6%  of the voting membership interests in Springleaf Financial Holdings LLC. AIG Capital Corporation ("ACC") owns 5.4% of the voting membership interests in Springleaf Financial Holdings LLC and has the indirect right to vote and in certain circumstances to cause the disposition of 4,179,678 shares of Common Stock;

(iii)
FIG LLC, a Delaware limited liability company ("FIG"), is the investment adviser to each of  Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Coinvestment Fund F) L.P. (collectively, the "FIF V Funds").  The FIF V Funds, collectively, are the 100% owners of FCFI;

(iv)	Fortress Operating Entity I LP, a Delaware limited liability company, is the holder of all the issued and outstanding interests of FIG LLC;

(v)	FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP; and

(vi)	Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp.

The foregoing persons, except for the FIF V Funds, are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 1 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act was filed as Exhibit 1 to the Schedule 13G, filed February 14, 2014 and is incorporated herein by reference.

(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is

c/o Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105
Attention:  Michael Cohn

(c)	Citizenship:

See Item 4 of each of the cover pages.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Common Stock")

(e)	CUSIP Number:

85172J10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	(i)	Sole power to vote or direct the vote:

See Item 5 of each of the cover pages.

(ii)	Shared power to vote or direct the vote:

See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

SPRINGLEAF FINANCIAL HOLDINGS, LLC

By:	/s/ Randal A. Nardone

Name: Randal A. Nardone
Title: Chairman and President

FCFI ACQUISITION LLC

By:	/s/ David N. Brooks

Name: David N. Brooks
Title: Secretary

FIG LLC

By:	/s/ David N. Brooks

Name: David N. Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP.
Its general partner

By:	/s/ David N. Brooks

Name: David N. Brooks
Title: Secretary

FIG CORP.

By:	/s/ David N. Brooks

Name: David N. Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks

Name: David N. Brooks
Title: Secretary